

2020 REPORT

The Astrid Experience

Dear investors,

On behalf of The Astrid Experience, we'd like to thank you for the support over the last year. It was one of the most trying years in our nation's history, and likely the most challenging year the film business has ever faced as a whole. We are very proud that our project and company were able to push forward regardless of global circumstances, and we felt that everyone in the company did a great job of adapting accordingly to generate the highest amount of opportunity from the COVID19 situation as possible. We truly believe that we are in a great place right now as a company. We are on cut 7 of the feature film, are nearing picture lock, and will soon be finishing the picture. Looking forward we plan to distribute through a digital film marketplace and we're optimistic that there is a bright future ahead as long as we remain progressive and positive in our outlook and decision making. A lot of change has happened this last year, but as long as we all continue to see the good that has come from it, we know that we'll all continue to find further and further success.

Sincerely,

John & Cal, Producers

We need your help!

Overall, we're keeping it moving over here and working hard every day to stay ahead of the rapidly changing film market and current distribution trends. We appreciate the support and patience as we push through this very unique time, and we also appreciate the encouraging emails and information a lot of you have sent us in this past year. Feel free keep your eyes and ears open for any future opportunities or new companies that you believe would be a good fit for TAE. If you see or hear of anything, please reach out. We really believe that new technologies are the future of our industry, and we're all about embracing these changes and seeing how they can best be utilized to serve the film.



Sincerely,

Cal Barnes

Partner, THE ASTRID EXPERIENCE LLC

JOHN R. STEERE III

Partner

How did we do this year?

REPORT CARD

B+

☺ The Good	☹ The Bad
Moving the Picture Cut along to Cut 7 of the edit. Nearing finishing.	Covid 19 lasting as long as it has, although we've utilized the time and adapted well considering
Our Pick-Ups, B-Roll, and Aerial Shoot to fill out the picture went fantastic!	The continual devaluation of the independent film market as a whole by big tech.
Establishing great business relationships with our Executive Producers and great notes on the picture from each of them.	The loss of viable film festivals as a part of our distribution strategy due to both covid 19 and market over-saturation.

2020 At a Glance

January 1 to December 31



$0
Revenue



-$82,085
Net Loss



$14,550
Short Term Debt



$50,850
Raised in 2020



$47,473
Cash on Hand

We ❤️ Our 22 Investors

Thank You For Believing In Us

Craig J. Vom Lehn	Patrick O'Brien Boling	Kevin Brown	Ren Horng James Wang	Andrew Bushnell	David Lloyd
Matt Wilce	Gregory Lellis	Randolph Wright	Thomas Everette	Peepul Studios	Eric Thorne
Kara Taylor	Erin Kinne	Stan Pawlik	Juan Camilo Buritica...	Minh Tran	Michael Brady
Sherie Dalke	Stephen H Quinn Jr	Luba Pugach			

Thank You!

From the The Astrid Experience Team



John R Steere III

Producer/ Music Supervisor

Singer/Songwriter, Music Producer, and President of Noblehooks Productions. Current musical acts include 'Academy', 'The YLD', and the 'John That' band.

Details

The Board of Directors

Director	Occupation	Joined
JOHN R. STEERE III	Musician/ Music Producer @ Self	2019
CALVIN R. BARNES	Actor/ Writer @ Self	2019

Officers

Officer	Title	Joined
JOHN R. STEERE III	Founder/ Producer	2019
CALVIN R. BARNES	Founder/ Director	2019

Voting Power ❓

Holder	Securities Held	Voting Power
Cal Barnes	Membership Interests	51.0%
John R. Steere. III	Membership Interests	49.0%

Past Equity Fundraises

Date	Amount	Security	Exemption
11/2020	$30,450		4(a)(6)
11/2020	$20,400		506(c)

The use of proceeds is to fund general operations.

Outstanding Debts

None.

Related Party Transactions

Name	John R. Steere III
Amount Invested	$10,770
Transaction type	Other
Issued	12/31/2020
Relationship	Partner/ Producer

On February 1s, 2019 The Astrid Experience, LLC partners operating agreement was signed. In addition to Mr. Steere's $2,564 start-up investment, original contributions include producing, production management, music management, and music performance services. Mr. Steere has since contributed over $10,000 in funding towards the film.

Name	Calvin R. Barnes
Amount Invested	$8,199
Transaction type	Other
Issued	12/31/2020
Relationship	Partner/ Director

On February 1s, 2019 The Astrid Experience, LLC partners operating agreement was signed. In addition to Mr. Barnes $850 start-up investment, original contributions include a WGA level screenplay with a minimum market price of $48,819 according to the 2017 WGA schedule of minimums. Additional contributions include producing, directing, and acting services. Mr. Barnes has since contributed over $7,000 more in funding towards the film.

Capital Structure

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights

Warrants: 0
Options: 0

Form C Risks:

Limited Operating History - This is the founders first feature film as lead producers, and their first time navigating the feature film post-production and distribution phases of film production. The company has also been in formation for less than a year. There are many future variables that will be need to be navigated professionally in order for the film to find success.

Competitive industry – some segments of the motion picture industry are highly competitive. The company will be competing with the producers of other films in arranging for distribution in all available markets and media. In the distribution phase, competition will limit the availability of such markets and media required for the successful distribution of the picture. The picture will be competing directly with other motion pictures and indirectly with other forms of public entertainment. The company will compete with numerous larger motion picture production companies and distribution companies, which have substantially greater resources, larger and more experienced production and distribution staffs, and established histories of successful production and distribution of motion pictures.

No current revenue - The Astrid Experience LLC has not yet generated any revenue. Future generation of revenues will be dependent on successfully fundraising for the film and other factors.

Third party variables - Receipt of revenue is often tied to third party companies such as sales agents, distributors and exhibitors. While the money could earn money in the marketplace, it is possible that revenue could not reach The Company as a result of a third party claiming bankruptcy or refusal to pay.

Management team - our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

Acceptance by public - Investment in the film industry is highly speculative. There can be no assurance of the economic success of any motion picture since the revenues derived from the production and distribution of a motion picture primarily depend on its acceptance by the public, which cannot be predicted. The commercial success of a motion picture also depends on the quality and acceptance of other competing films released into the marketplace at or near the same time, general economic factors, and other tangible and intangible factors, all of which can change and cannot be predicted with certainty.

External forces - the creation of a film is tied to external forces outside of the control of the company, including, but not limited to, weather, terrorist attacks, and labor strikes. Events of this nature could have an impact on both the timeline of the project and overall budget. Extreme cases may make it impossible to complete the project. Although we have nullified some of these risks by already shooting the film, extreme cases could still arise.

Audience appeal – the ultimate profitability of any motion picture depends upon its audience appeal in relation to the cost of its production and distribution. The audience appeal of a given motion picture depends, among other things, on unpredictable critical reviews and changing public tastes and such appeal cannot be anticipated with certainty.

Cost overruns – the costs of producing motion pictures are often underestimated and may be increased by reason of factors beyond the control of the producers. Such factors may include weather conditions, illness of technical and artistic personnel, artistic requirements, labor disputes, governmental regulations, equipment breakdowns, and other production disruptions. While the company intends to engage production personnel who have demonstrated an ability to complete films within the assigned budget, the risk of a film running over budget or of not being completed is always significant and may have a substantial adverse impact on the profitability of the picture.

Distribution – the profitable distribution of a motion picture depends in large part on the availability of one or more capable and efficient distributors who are able to arrange for appropriate advertising and promotion, proper release dates and bookings in first-run and other theaters. There can be no assurance that profitable distribution arrangements will be obtained for the picture or that the picture can or will be distributed profitably or that the picture will be distributed at all.

Long-term project – the production and distribution of a motion picture involves the passage of a significant amount of time. Although we have finished pre-production and principle photography, post-production may extend for three to five months or more. Distribution and exhibition of motion picture may continue for years before proceeds in an amount high enough to pay back investors can be generated at all.

Industry changes – neither the managers nor the company can predict the effect that rapid technological change, emerging distribution channels or alternative forms of entertainment may have on the company, the managers or the motion picture industry. The entertainment industry in general, and the motion picture industry in particular, continue to undergo significant changes, primarily due to technological developments. Due to rapid growth of technology and shifting consumer tastes, neither the managers nor the company can accurately predict the overall effect that technological growth or the availability of alternative forms of entertainment may have on the potential revenue from and profitability of the picture.

Foreign distribution – foreign distribution of a motion picture (i.E., outside the United States and Canada) may require the use of various foreign distributors. Some foreign countries may impose government regulations on the investing members with this system, that such investing members, who have had their money at risk for the longest time, are at the tail end of the box office receipts chain. Thus, if the company, in negotiating a distribution deal, has to rely heavily on a participation at some defined level of the picture's revenue stream, revenues to the company, and thus to investing members, are likely to be the last in line to benefit from such a revenue stream, if any.

Distributions and liquidity - distribution of the company's proceeds to the members will provide a primary source of distributable cash or securities to the members. The managers will have absolute discretion in the timing of such distributions, if any, subject to the terms and conditions of this agreement. There can be no assurance that there will be any distributions or that aggregate distributions, if any, will equal or exceed the members' investment in the company.

Illiquidity of investment – there is no public market for the interests and one is not expected to develop. Each investor should be aware that he/she/or it must bear the risks of an investment in the company for an indefinite period of time because any transfer, sale or assignment of the interests is subject to the consent of the managers in its discretion. Furthermore, the interests have not been registered under the securities act of 1933, as amended (the "act"), or any other applicable law, and therefore, cannot be sold and must be held indefinitely unless they are subsequently registered under the act, and any other applicable law, or, in the opinion of the managers, exemptions from such registration are available. Any such registration is unlikely to occur in the future. In addition, no sale, transfer or assignment of an interest will be permitted if, in the opinion of counsel for the company, such sale, transfer or assignment would violate the status of the original sale of the interests which formed the basis for the exemption from registration under the act, or any applicable state securities laws, pursuant to which such interests were offered, or cause a termination of the entity's treatment as a company for federal income tax purposes. As a result of these restrictions, members may not be able to liquidate their investment in the event of an emergency, and the interests may not be readily accepted as collateral for a loan.

Total loss - The largest risk is total loss of principle investment. This is an independent feature film production. It's one of the riskiest investments in the world. Although the lead producers are doing everything in their power to ensure a profit for the investors, potential total loss of investment is a reality of the business and needs to be acknowledged and accepted by any players getting involved.

Inherent uncertainty of projections – the indicative cash flows and certain forward looking statements are based on certain assumptions and other information available to the managers. However, the underlying estimates, assumptions and future events are inherently uncertain, and unanticipated events may occur which would cause actual results to vary, perhaps materially from any forecasted results. Each investor should be aware that many films do not get released or if released are not commercially successful, and lose money. As a consequence, each investor should be aware that neither the company nor the managers guarantee or warrant any specific projected result of an investment in the company. Accordingly, investors should retain and rely upon the advice of their own professional advisors with respect to their individual suitability for an investment in the company and the tax consequences resulting therefrom. the foregoing list of risk factors does not purport to be a complete explanation of the risks involved in an investment in the company.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

COVID 19 - The recent outbreak of COVID 19 across the globe has created additional challenges for independent filmmakers, production companies, and the entertainment industry as a whole, the final outcome of which is impossible to predict. Although the production company is staying optimistic and adaptable in their efforts to deliver a viable film to the market for their investors, the situation has created an additional risk that has never been seen before in the history of film. As the world continues to go through this change, it is only natural that the traditional infrastructures, markets, and revenue streams will continue to change with it, with no guarantee of success. The final result of COVID 19 on the entertainment industry and the world at large is completely outside of the production company's control, and a total loss of principle investment could be one such outcome. This risk needs be accepted and acknowledged by anyone looking to invest during this time.

Description of Securities for Prior Reg CF Raise

<u>Additional issuances of securities.</u> Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

<u>Issuer repurchases of securities.</u> The Company may have authority to repurchase its securities from unitholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

<u>A sale of the issuer or of assets of the issuer.</u> As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company to manage the Company so as to maximize value for unitholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company. If the Management of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

<u>Transactions with related parties.</u> The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its unitholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

Minority Ownership

An Investor in the Revenue Participation Agreement holds no position in the Company and will have no voting rights in the Company, and thus will be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its management, and the Investor will have no independent right to name or remove an officer or member of the management of the Company.

<u>Exercise of Rights Held by Principal Shareholders</u>

As holders of a majority-in-interest of voting rights in the Company, the unitholders may make decisions with which the Investor disagrees, or that negatively affect the gross revenues of the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor. For example, the unitholders may change the terms of the articles of incorporation for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. The unitholders may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns. The unitholders have the right to redeem their securities at any time. unitholders could decide to force the Company to redeem their securities at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability. In cases where the rights of holders of convertible debt, SAFEs, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an

Investor's interests in the Company may be negatively affected. Based on the risks described above, the Investor could lose all or part of his or her investment in the securities in this offering, and may never see positive returns.

<u>Restrictions on Transfer</u>

The securities offered via Regulation Crowdfunding may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

to the issuer;
to an accredited investor ❓ ;
as part of an offering registered with the U.S. Securities and Exchange Commission; or
to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to ❓ a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Valuation Methodology for Prior Reg CF Raise

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

In the future, we will perform valuations of our common units that take into account factors such as the following:

unrelated third party valuations of our common units;
the price at which we sell other securities, such as convertible debt or preferred units, in light of the rights, preferences and privileges of our those securities relative to those of our common units;
our results of operations, financial position and capital resources;
current business conditions and projections;
the lack of marketability of our common units;
the hiring of key personnel and the experience of our management;
the introduction of new products;
the risk inherent in the development and expansion of our products;
our stage of development and material risks related to our business;
the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the prevailing market conditions and the nature and history of our business;
industry trends and competitive environment;
trends in consumer spending, including consumer confidence;
overall economic indicators, including gross domestic product, employment, inflation and interest rates; and
the general economic outlook.

We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

Company

The Astrid Experience, LLC

New Hampshire Limited Liability Company
Organized January 2019
2 employees
2 College Road #6
Stratham NH 03885 http://theastridexperience.com

Business Description

Refer to the The Astrid Experience profile.

EDGAR Filing

The Securities and Exchange Commission hosts the official version of this annual report on their EDGAR web site. It looks like it was built in 1989.

Compliance with Prior Annual Reports

The Astrid Experience has previously not complied with the reporting requirements under Rule 202 of Regulation Crowdfunding.

Late filing for the 2020 raise.

All prior investor updates

You can refer to the company's updates page to view all updates to date. Updates are for investors only and will require you to log in to the Wefunder account used to make the investment.